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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                OroAmerica, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    687027102
                                 --------------
                                 (CUSIP Number)

                                Steven L. Hansen
                                   Aurafin LLC
                               6701 Nob Hill Road
                             Tamarac, Florida 33321
                                 (954) 718-3200
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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[CUSIP No. 687027102]

1       NAME OF REPORTING PERSON:  Aurafin LLC

        S.S. or I.R.S. Identification No. of Above Person:  65-0881025
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)  [___]                  (b)  [___]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) [____]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                          | 7      SOLE VOTING POWER
                          |        0
           NUMBER OF      |-----------------------------------------------------
            SHARES        | 8      SHARED VOTING POWER
         BENEFICIALLY     |        3,400,000
           OWNED BY       |-----------------------------------------------------
             EACH         | 9      SOLE DISPOSITIVE POWER
           REPORTING      |        0
            PERSON        |-----------------------------------------------------
             WITH         |10      SHARED DISPOSITIVE POWER
                          |        0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,400,000 Shares
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [___]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        64.2%
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14      TYPE OF REPORTING PERSON
        OO



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ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $.001 per share, of OroAmerica, Inc., a Delaware corporation. The principal executive offices of OroAmerica are located at 443 North Varney Street, Burbank, California 91502.

ITEM 2. IDENTITY AND BACKGROUND.

        (a), (b) This statement is being filed by Aurafin LLC, a Delaware limited liability company. The address of the principal office and principal business of Aurafin is 6701 Nob Hill Road, Tamarac, Florida 33321. Other than the members of the management board of Aurafin, there are no other persons that control Aurafin. The name and business address of each member of Aurafin's management board are listed on Exhibit 1 hereto.

        (c) Aurafin is a leading United States distributor, marketer, and manufacturer of high-quality fine karat gold jewelry. In recent years, Aurafin has also broadened its product categories to include diamond and color gemstone jewelry. Aurafin's karat gold product line consists of over 5,000 styles of necklaces, bracelets, earrings, charms, pendants, rings, and other specialized products. Aurafin also manufacturers and actively develops its own proprietary jewelry designs and styles. The present principal occupation of each member of Aurafin's management board is listed on Exhibit 1 hereto.

        (d) During the past five years, neither Aurafin nor, to the best of its knowledge, any members of its management board, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Aurafin nor, to the best of its knowledge, any members of its management board, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Aurafin is a Delaware limited liability company. To the best knowledge of Aurafin, all of the members of its management board are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As described in Item 4 below, Aurafin and its wholly owned subsidiary, Aurafin-OroAmerica Acquisition LLC (formerly known as Bentley Acquisition LLC), have entered into an Agreement and Plan of Merger with OroAmerica dated as of April 24, 2001. Under the merger agreement, OroAmerica will merge into Aurafin-OroAmerica Acquisition and the stockholders of OroAmerica will be entitled to receive $14.00 per share in cash in consideration for their shares. The sources of the funds that will be used to pay the aggregate acquisition price of approximately $79 million in accordance with the merger agreement are expected to be senior debt commitments of Bank of America, N.A. and Sovereign Bank, a mezzanine debt commitment of Toronto Dominion Investment LLC, and equity commitments of Viaura Holdings, Inc. and Norwest Equity Partners VII.

ITEM 4. PURPOSE OF TRANSACTION.

        (a),(b) Aurafin, Aurafin-OroAmerica Acquisition, and OroAmerica entered into a merger agreement, a copy of which is attached hereto as Exhibit 2, under which OroAmerica has agreed to be acquired in a merger at per-share price of $14.00 in cash. The merger agreement provides for the



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merger of OroAmerica into Aurafin-OroAmerica Acquisition, with
Aurafin-OroAmerica Acquisition as the surviving organization. Subject to the terms and conditions contained in the merger agreement, at the effective time of the merger, each outstanding share of OroAmerica common stock (except for shares held by OroAmerica stockholders who have perfected their appraisal rights under Delaware law and except for shares held by Aurafin, Aurafin-OroAmerica Acquisition, or any other subsidiary of Aurafin) will be canceled and converted automatically into the right to receive the per-share merger consideration. Under the merger agreement, each outstanding option to purchase OroAmerica common stock is intended to be canceled pursuant to an option cancellation agreement in exchange for a cash payment (less any applicable tax withholdings) equal to the amount, if any, by which the per-share merger consideration exceeds the per-share exercise price of the option, multiplied by the number of shares then subject to the option.

        Consummation of the merger is subject to a number of standard conditions set forth in the merger agreement, including the adoption of the merger agreement by OroAmerica's stockholders and Aurafin's receipt of the financing discussed above.

        In connection with the merger agreement, Aurafin entered into a voting agreement, dated as of April 24, 2001, with Guy Benhamou, Chairman and Chief Executive Officer of OroAmerica. A copy of the voting agreement is attached hereto as Exhibit 3. The voting agreement provides, among other things, that Mr. Benhamou agrees to vote all his shares of OroAmerica common stock in favor of the adoption of the merger agreement at any meeting of OroAmerica's stockholders to consider that proposal. The voting agreement will terminate if the merger agreement is terminated or upon consummation of the merger. As a result of the voting agreement, Aurafin may be deemed to have a beneficial ownership interest in 3,400,000 shares of OroAmerica common stock through this shared voting control, representing approximately 64.2% of the total number of outstanding shares of OroAmerica common stock. The purpose of entering into the voting agreement is to assist Aurafin in consummating the merger.

        This descriptions of the merger agreement and the voting agreement are qualified in their entirety by reference to the Exhibits hereto.

        (c) Not applicable.

        (d) Not applicable.

        (e) Upon consummation of the merger, all outstanding shares of OroAmerica common stock will be canceled in exchange for the per-share merger consideration. It is intended that all outstanding options to purchase OroAmerica common stock will be canceled pursuant to option cancellation agreements in exchange for the payments prescribed by the merger agreement.

        (f) Not applicable.

        (g) Upon consummation of the merger, the certificate of formation and the limited liability company agreement of Aurafin-OroAmerica Acquisition, as in effect immediately before the merger, shall be the governing documents of the surviving organization.

        (h) OroAmerica's shares are currently traded on the Nasdaq National Market. Following the consummation of the merger, the shares will no longer be listed.

        (i) Upon consummation of the Merger, Aurafin will promptly file for termination of the registration of OroAmerica's common stock pursuant to Section 12(g)(4) of the Sections Exchange Act of 1934.



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        (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Although Aurafin does not directly own any shares of OroAmerica common stock as of the date hereof, pursuant to the voting agreement Aurafin may be deemed to beneficially own 3,400,000 shares of OroAmerica common stock, representing approximately 64.2% of all outstanding shares of OroAmerica common stock. Michael H. Gusky, Chairman and Chief Executive Officer of Aurafin, beneficially owns 11,000 shares of OroAmerica common stock.

        (b) Pursuant to the voting agreement, Aurafin may be deemed to have shared voting power with respect to 3,400,000 shares of OroAmerica common stock. Mr. Gusky has sole voting and dispositive power over 11,000 shares of OroAmerica common stock.

        (c) Other than entering into the merger agreement and the voting agreement, neither Aurafin nor, to the best of its knowledge, any members of its management board, effected any transactions in the class of securities reported during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the matters disclosed in response to Items 4 and 5 above, neither Aurafin nor, to the best of its knowledge, any members of its management board is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of OroAmerica, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

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      EXHIBIT NO.                                      DESCRIPTION
-------------------------------------------------------------------------------------------------
           1              Members of the management board of Aurafin LLC.
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           2              Agreement and Plan of Merger, dated as of April 24, 2001, among
                          OroAmerica, Inc., Aurafin LLC, and Aurafin-OroAmerica Acquisition LLC
                          (formerly known as Bentley Acquisition LLC) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of
                          OroAmerica, Inc. (SEC file no. 0-21862) filed May 1, 2001).
-------------------------------------------------------------------------------------------------
           3              Voting Agreement, dated as of April 24, 2001, between Aurafin LLC and
                          Guy Benhamou (incorporated by reference to Exhibit 2.1 to the Current
                          Report on Form 8-K of OroAmerica, Inc. (SEC file no. 0-21862) filed
                          May 1, 2001).
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



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   May 2, 2001                    AURAFIN LLC

                                       By:  /s/ Steven L. Hansen
                                           -------------------------------------
                                           Name:  Steven L. Hansen
                                           Title: Chief Financial Officer





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